UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alimera Sciences, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

016259103

(CUSIP Number)

c/o Sofinnova Ventures, Inc.	Gunderson Dettmer Stough Villeneuve
3000 Sand Hill Road, Bldg 4, Suite 250	Franklin & Hachigian, LLP
Menlo Park, CA 94025	1200 Seaport Blvd.
Attn: Nathalie Auber	Redwood City, CA 94063
(650) 681-8420	Attn: Jonathan Goodwin, Esq.
(781) 890-8800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259103	Page 2 of 16

1.	Names of Reporting Persons.
Sofinnova Venture Partners VIII, L.P. (“SVP VIII”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7.           Sole Voting Power

2,653,157 shares (see Item 1(a) for information relating to the voting rights of the Issuer’s Series A Convertible Preferred Stock), except that Sofinnova Management VIII, L.L.C. (“SM VIII”), the general partner of SVP VIII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), Dr. Anand Mehra (“Mehra”) and Dr. Srinivas Akkaraju (“Akkaraju”), the managing members of SM VIII, may be deemed to have shared power to vote these shares.

8. Shared Voting Power 0
9. Sole Dispositive Power
2,887,218 shares (see Item 1(a) for information regarding the number of shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock), except that SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power and Powell, Healy, Mehra and Akkaraju, the managing members of SM VIII, may be deemed to have shared power to dispose of these shares.

10. Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,887,218 (see Item 1(a) for information regarding the number of shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
6.8%

14.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 016259103	Page 3 of 16

1.	Names of Reporting Persons.
Sofinnova Management VIII, L.L.C. (“SM VIII”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7.           Sole Voting Power

2,653,157 shares (see Item 1(a) for information relating to the voting rights of the Issuer’s Series A Convertible Preferred Stock), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Powell, Healy, Mehra and Akkaraju, the managing members of SM VIII, may be deemed to have shared power to vote these shares.

8. Shared Voting Power 0
9. Sole Dispositive Power
2,887,218 shares (see Item 1(a) for information regarding the number of shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Powell, Healy, Mehra and Akkaraju, the managing members of SM VIII, may be deemed to have shared dispositive power over these shares.

10. Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,887,218 (see Item 1(a) for information regarding the number of shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
6.8%

14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 016259103	Page 4 of 16

1.	Names of Reporting Persons.
Dr. Michael F. Powell (“Powell”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
0

8.          Shared Voting Power

2,653,157 shares (see Item 1(a) for information relating to the voting rights of the Issuer’s Series A Convertible Preferred Stock), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Powell, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.

9. Sole Dispositive Power
0

10.         Shared Dispositive Power

2,887,218 shares (see Item 1(a) for information regarding the number of shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,887,218 (see Item 1(a) for information regarding the number of shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
6.8%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 016259103	Page 5 of 16

1.	Names of Reporting Persons.
Dr. James I. Healy (“Healy”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.          Shared Voting Power

2,653,157 shares (see Item 1(a) for information relating to the voting rights of the Issuer’s Series A Convertible Preferred Stock), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Healy, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.

9. Sole Dispositive Power 0

10.         Shared Dispositive Power

2,887,218 shares (see Item 1(a) for information regarding the number of shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,887,218 (see Item 1(a) for information regarding the number of shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
6.8%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 016259103	Page 6 of 16

1.	Names of Reporting Persons.
Dr. Srinivas Akkaraju (“Akkaraju”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.          Shared Voting Power

2,653,157 shares (see Item 1(a) for information relating to the voting rights of the Issuer’s Series A Convertible Preferred Stock), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Akkaraju, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.

9. Sole Dispositive Power 0

10.         Shared Dispositive Power

2,887,218 shares (see Item 1(a) for information regarding the number of shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Akkaraju, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,887,218 (see Item 1(a) for information regarding the number of shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
6.8%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 016259103	Page 7 of 16

1.	Names of Reporting Persons.
Dr. Anand Mehra (“Mehra”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.          Shared Voting Power

2,653,157 shares (see Item 1(a) for information relating to the voting rights of the Issuer’s Series A Convertible Preferred Stock), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Mehra, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.

9. Sole Dispositive Power 0

10.         Shared Dispositive Power

2,887,218 shares (see Item 1(a) for information regarding the number of shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Mehra, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,887,218 (see Item 1(a) for information regarding the number of shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
6.8%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 016259103	Page 8 of 16

STATEMENTS ON SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D initially filed on October 12, 2012 (“Original Schedule 13D”) that relates to the beneficial ownership of common stock, par value $0.01 per share (“Common Stock”), of Alimera Sciences, Inc., a Delaware corporation (“Issuer”) and is being filed to reflect in-kind distributions of Common Stock by Sofinnova Venture Partners VIII, L.P., a Delaware limited partnership (“SVP VIII”). This Amendment No. 1 is being filed by SVP VIII, Sofinnova Management VIII, L.L.C., a Delaware limited liability company (“SM VIII”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), Dr. Srinivas Akkaraju (“Akkaraju”) and Dr. Anand Mehra (“Mehra” and collectively with SVP VIII, SM VIII, Powell, Akkaraju and Healy, “Reporting Persons”).

Item 1.   Security and Issuer.

(a) The class of equity securities to which this statement relates is the Common Stock of the Issuer.

SVP VIII owns shares of the Issuer’s Series A Convertible Preferred Stock (“Series A Preferred Stock”), shares of Common Stock and a warrant to purchase shares of Series A Preferred Stock.

Each share of the Series A Preferred Stock is convertible into shares of the Common Stock at any time at the option of the holder at the rate equal to $40.00 divided by the then-effective conversion price (subject to certain price based anti-dilution adjustments). On June 30, 2013, the conversion price was automatically adjusted to $2.66.

Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock at the then-effective conversion price upon the occurrence of the later to occur of both (i) the Issuer has received and publicly announces the approval by the United States Food and Drug Administration of the Issuer’s New Drug Application for ILUVIEN® and (ii) the date on which the Issuer consummates an equity financing transaction pursuant to which the Issuer sells to one or more third party investors either (a) shares of Common Stock or (b) other equity securities that are convertible into shares of Common Stock and that have rights, preference or privileges, senior to or on a parity with, the Series A Preferred Stock, in each case having an as-converted per share of common stock price of not less than $10.00 and that results in total gross proceeds to the Issuer of at least $30,000,000.

The Series A Preferred Stock is not convertible at the option of the Issuer.

The Series A Preferred Stock will vote on any matter presented to the stockholders of the Company on an as-converted basis based on a conversion price equal to $2.95 (as adjusted for stock splits, combinations, stock dividends, recapitalizations and the like with respect to the Series A Preferred Stock).

For further information on the details regarding the terms of the Series A Preferred Stock, see the terms of the Certificate of Designation of the Series A Preferred Stock of the Issuer (attached as Exhibit 3.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on October 2, 2012 and incorporated herein by reference). The dollar amounts set forth above are subject to adjustment for stock splits, combinations, stock dividends, recapitalizations and the like with respect to the Series A Preferred Stock.

CUSIP No. 016259103	Page 9 of 16

The Sole Voting Power reported in this Schedule 13D is based on a conversion price of $2.95 because the Series A Preferred Stock votes on any manner presented to the stockholders of the Company on an as-converted basis at a conversion price of $2.95, as described above.

The Sole Dispositive Power and the Aggregate Amount Beneficially Owned by Each Reporting Person are based on a conversion price of $2.66, which is currently the price that would be applicable if a holder of Series A Preferred Stock voluntary converted to Common Stock. Similarly, the Percent of Class Represented by Amount in Row (11) is based on the currently applicable voluntary conversion price of $2.66.

(b) The Issuer’s principal executive offices are located at 6120 Windward Parkway, Suite 290, Alpharetta, Georgia 30005.

Item 2.   Identity and Background.

(a) The persons and entities filing this Amendment No. 1 are SVP VIII, SM VIII, Powell, Healy, Akkaraju and Mehra. SM VIII, the general partner of SVP VIII, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP VIII. Garheng Kong, a reporting person on the Original Schedule 13D, is no longer a managing member of SM VIII, and accordingly, is no longer a reporting person on this Amendment No. 1.

(b) The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, Inc., 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP VIII is to make investments in private and public companies, and the principal business of SM VIII is to serve as the general partner of SVP VIII. Powell, Healy, Akkaraju and Mehra are the managing members of SM VIII.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SVP VIII is a Delaware limited partnership. SM VIII is a Delaware limited liability company. Powell, Healy, Akkaraju and Mehra are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

On October 2, 2012, SVP VIII acquired directly from the Issuer for the purchase price of $10,000,000.00 an aggregate of 250,000 units, consisting of 250,000 shares of the Series A Preferred Stock and warrants to purchase up to 75,000 shares of the Issuer’s Series A Preferred Stock (such shares of preferred stock and shares issuable upon exercise of the warrants were initially convertible at SVP VIII’s option into 4,113,924 shares of Common Stock, based on a conversion price of $3.16.

CUSIP No. 016259103	Page 10 of 16

On September 11, 2014, SVP VIII converted 166,667 shares of Series A Preferred Stock into 2,506,270 shares of Common Stock, based on a conversion price of $2.66 as described in Item 1(a).

On September 12, 2014, SVP VIII made a pro rata distribution to its partners, without consideration, of 2,000,000 shares of Common Stock in accordance with its partnership agreement (the “September 12 Distribution”). SM VIII received 40,020 shares of Common Stock in connection with the September 12 Distribution. On September 12, 2014, the closing price of the Common Stock on the NASDAQ Stock Market was $5.93 per share.

On September 15, 2014, SM VIII disposed of 7,320 shares of Common Stock in open market sales for a price of $5.28 per share or $38,630.57 in the aggregate.

On September 16, 2014, SM VIII disposed of 13,884 shares of Common Stock in open market sales for a price of $5.12 per share or $71,058.90 in the aggregate.

On September 17, 2014, SM VIII disposed of 10,816 shares of Common Stock in open market sales for a price of $4.99 per share or $53,956.70 in the aggregate.

On September 18, 2014, SM VIII disposed of 8,000 shares of Common Stock in open market sales for a price of $5.05 per share or $40,408 in the aggregate.

All of the securities were acquired with working capital of SVP VIII. SVP VIII’s purchases were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Item 4.   Purpose of Transaction.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 016259103	Page 11 of 16

Item 5.   Interest in Securities of the Issuer.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 42,805,187 shares of Common Stock (which is based on 40,424,241 (the number of shares of Common Stock outstanding as of August 7, 2014 according to the Company’s Form 10-Q filed on August 11, 2014) and the aggregate shares of Common Stock currently issuable upon voluntary conversion of Series A Preferred Stock owned by SVP VIII and shares of Series A Preferred Stock issuable upon exercise of the warrants held by SVP VIII).

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of SVP VIII, the general partner and limited partners of such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the acquisition of the securities of the Issuer, the Reporting Persons and certain other investors are entitled to the registration of their shares, including demand and piggyback registration rights pursuant to a Registration Rights Agreement with the Issuer dated October 2, 2012. A copy of the Registration Rights Agreement was filed as Exhibit 4.11 to the Issuer’s Current Report on Form 8-K filed October 2, 2012 and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney.
EXHIBIT C	Registration Rights Agreement, dated October 2, 2012, by and among the Issuer and the Stockholders (as defined therein), incorporated herein by reference to Exhibit 4.11 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 2, 2012.
EXHIBIT D	Certificate of Designation of Series A Convertible Preferred Stock, dated as of October 1, 2012, incorporated herein by reference to Exhibit 3.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 2, 2012.
EXHIBIT E	Securities Purchase Agreement, dated July 17, 2012, by and among the Issuer and the Purchasers (as defined therein), incorporated herein by reference to Exhibit 10.36 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 18, 2012.

CUSIP No. 016259103	Page 12 of 16

EXHIBIT F	Amendment 1 to Securities Purchase Agreement, dated September 21, 2012, by and among the Issuer and the Purchasers (as defined therein), incorporated herein by reference to Exhibit 10.37 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 2, 2012.

CUSIP No. 016259103	Page 13 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 19, 2014

SOFINNOVA VENTURE PARTNERS VIII, L.P.,
a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VIII, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VIII, L.L.C.,
a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. SRINIVAS AKKARAJU
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP No. 016259103	Page 14 of 16

EXHIBIT INDEX

Exhibit	Description
A	Agreement of Joint Filing.
B	Power of Attorney.
C	Registration Rights Agreement, dated October 2, 2012, by and among the Issuer and the Stockholders (as defined therein), incorporated herein by reference to Exhibit 4.11 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 2, 2012.
D	Certificate of Designation of Series A Convertible Preferred Stock, dated as of October 1, 2012, incorporated herein by reference to Exhibit 3.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 2, 2012.
E	Securities Purchase Agreement, dated July 17, 2012, by and among the Issuer and the Purchasers (as defined therein), incorporated herein by reference to Exhibit 10.36 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 18, 2012.
F	Amendment 1 to Securities Purchase Agreement, dated September 21, 2012, by and among the Issuer and the Purchasers (as defined therein), incorporated herein by reference to Exhibit 10.37 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 2, 2012.

CUSIP No. 016259103	Page 15 of 16

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Alimera Sciences, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: September 19, 2014

SOFINNOVA VENTURE PARTNERS VIII, L.P.,
a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VIII, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VIII, L.L.C.,
a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. SRINIVAS AKKARAJU
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP No. 016259103	Page 16 of 16

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.